                                              Exhibit 21.01


                   SUBSIDIARIES OF PORTOLA PACKAGING, INC.


Portola Packaging Canada Ltd., a Yukon Territory corporation (operating)

Portola Packaging Ltd. (U.K.), a United Kingdom corporation (formerly Cap Snap Limited, a U.K. corporation, which was formerly Cap Snap (U.K.) Ltd.) (operating)

Portola Packaging Ltd. (also known as Emballages Portola Ltee), a Yukon Territory corporation (operating but not significant pursuant to Item 601 of Regulation S-K)

Portola Packaging Inc. Mexico, S.A. de C.V., a Mexican corporation (operating but not significant pursuant to Item 601 of Regulation S-K)

Portola Allied Tool, Inc., a Delaware corporation (operating but not significant pursuant to Item 601 of Regulation S-K)

Portola Packaging Holding B.V., a Netherlands corporation (operating but not significant pursuant to Item 601 of Regulation S-K)